FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Batts Warren L.	2. Issuer Name and Ticker or Trading Symbol Cooper Industries, Ltd.; CBE		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 219 E. Lake Shore Drive, Unit 11-C/D	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/31/2002 and 1/02/2003
(Street) Chicago, IL 60611		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common								17,200	I	By Trust
Class A Common	12/31/2002		A		104(1)	A	$36.17(1)
Class A Common	1/02/2003		A		41(2)	A	$37.01(2)
Class A Common	1/02/2003		A		10(3)	A	$37.01(3)	5,529(4)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Represents unissued Class A Common Shares elected by named director in lieu of earned director fees pursuant to the Directors' Retainer Fee Stock Plan, the receipt of which has been deferred. Such unissued shares were credited to the director's account under the Plan based upon the fair market value of Cooper Industries, Ltd. Class A Common Shares on December 31, 2002, the date upon which the director was entitled to receive director fees. Under the Plan, the deferred shares will be distributed in Cooper Industries, Ltd. Class A Common Shares following the deferral period.
(2) Represents unissued Class A Common Shares for dividend equivalents credited pursuant to the Directors' Retainer Fee Stock Plan, the receipt of which has been deferred. Such unissued shares were credited to the director's account under the Plan based upon the fair market value of Cooper Industries, Ltd. Class A Common Shares on January 2, 2003, the date upon which the director was entitled to receive dividends. Under the Plan, the deferred shares will be distributed in Cooper Industries, Ltd. Class A Common Shares following the deferral period.
(3) Represents unissued Class A Common Shares for dividend equivalents credited pursuant to the Amended and Restated Directors' Stock Plan, the receipt of which has been deferred. Such unissued shares were credited to the director's account under the Plan based upon the fair market value of Cooper Industries, Ltd. Class A Common Shares on January 2, 2003, the date upon which the director was entitled to receive dividends. Under the Plan, the deferred shares will be distributed in Cooper Industries, Ltd. Class A Common Shares following the deferral period.
(4) Includes 4,481 unissued shares elected and deferred under the Directors' Retainer Fee Stock Plan, as described in (1) and (2) above. Includes 1,048 unissued shares earned and deferred under the Amended and Restated Directors' Stock Plan, as described in (3) above.

By: /s/ Barbara A. Widra Attorney-in-Fact **Signature of Reporting Person	1/2/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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